United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2018

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On August 7, 2018, GW Pharmaceuticals plc (the “Company”) issued a press release announcing its third quarter 2018 financial results and operational progress and details of a conference call to be held at 4:30 p.m. EST on August 7, 2018 to discuss the results and operational progress. The Company’s unaudited condensed consolidated interim financial statements as of June 30, 2018 are attached as Exhibit 99.1 hereto and incorporated by reference herein.  The Company’s Financial and Operational Results for the Third Quarter Ending June 30, 2018 are attached as Exhibit 99.2 hereto and incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Exhibit 99.3 hereto and incorporated by reference herein. Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-217329) and Form S-8 (Registration Numbers 333-204389 and 333-217328), and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. The press release issued by the Company in connection with the earnings announcement is attached as Exhibit 99.4 hereto and is incorporated by reference herein.  Exhibit 99.4 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	GW Pharmaceuticals plc Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2018

99.2	GW Pharmaceuticals plc Financial and Operational Results for the Third Quarter Ending June 30, 2018

99.3	GW Pharmaceuticals plc Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.4	GW Pharmaceuticals plc Press Release dated August 7, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Douglas B. Snyder
	Name:	Douglas B. Snyder
	Title:	Chief Legal Officer

Date: August 7, 2018